

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Alan M. Pearce
Chief Financial Officer
Biovest International, Inc.
324 South Hyde Park Avenue
Suite 350
Tampa, Florida 33606

**Re: Biovest International, Inc.
Form 10-K for the year ended September 30, 2010
File No. 000-11480**

Dear Mr. Pearce:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Item 15. Exhibits, Financial Statement Schedules, page 53

1. In light of the Confirmation Order issued by the Bankruptcy Court with regard to your Plan, please confirm that in your future filings you will review the debt and security agreements included in your exhibit list to eliminate any debt agreements that have been discharged or restated pursuant to the Plan or which may have expired. In addition, please file any restructuring agreements, notes and debentures which you entered into in connection with the bankruptcy proceedings which are required to be filed pursuant to Item 601 of Regulation S-K.

2. It appears from your disclosure on page 16 that the cell line licensed from Stanford is an essential element of your manufacturing process. Accordingly, please file a copy of your exclusive license agreement with Stanford.

Consolidated Statements of Operations, page F-3

3. It appears that you have excluded your non-controlling interest in losses from variable interest entities in the calculation of Net Loss. Please provide us with draft disclosure for future filings to revise your Net Loss to include amounts attributable to the non-controlling interest. Refer to ASC 810- 10-55-4J.

Notes to Consolidated Financial Statements
21. Subsequent Events, page F-40

Bankruptcy Proceedings

4. Please tell us how you are accounting for the plan of reorganization confirmed on November 2, 2010. In your response, provide us your analysis supporting your conclusion with specific reference to ASC 852.

Pro forma Balance Sheet as of Reorganization Plan Effective Date (unaudited)

5. Please tell us what specific event(s) are being presented in the pro forma balance sheet. In addition, provide us a description of each adjustment made to arrive at the pro forma September 30, 2010 balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response or comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Sebastian Gomez-Abero, Staff Attorney, (202) 551-3715 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant